UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____________________________________________________

SCHEDULE 13G
Securities Exchange Act of 1934
(Amendment No. 1)*

_____________________________________________________

Monarch Casino & Resort, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
609027107
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

 _____________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder if this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 609027107	13G

1	NAME OF REPORTING PERSONS Lafitte Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 886,657 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 886,657 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 886,657 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9% (1)
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents the number of shares of common stock of Monarch Casino & Resort, Inc. (the “Issuer”) beneficially owned by the reporting person and the percentage of the outstanding shares of common stock beneficially owned by the reporting person as of the date hereof.  As of December 31, 2019, the reporting person beneficially owned 986,657 shares of the Issuer’s common stock, representing 5.5% of the shares of common stock outstanding.

CUSIP No. 609027107	13G

1	NAME OF REPORTING PERSONS Lafitte Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 886,657 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 886,657 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 886,657 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9% (1)
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents the number of shares of common stock of the Issuer beneficially owned by the reporting person and the percentage of the outstanding shares of common stock beneficially owned by the reporting person as of the date hereof.  As of December 31, 2019, the reporting person beneficially owned 986,657 shares of the Issuer’s common stock, representing 5.5% of the shares of common stock outstanding.

CUSIP No. 609027107	13G

1	NAME OF REPORTING PERSONS Bryant Regan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 886,657 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 886,657 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 886,657 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents the number of shares of common stock of the Issuer beneficially owned by the reporting person and the percentage of the outstanding shares of common stock beneficially owned by the reporting person as of the date hereof.  As of December 31, 2019, the reporting person beneficially owned 986,657 shares of the Issuer’s common stock, representing 5.5% of the shares of common stock outstanding.

AMENDMENT NO. 1 TO SCHEDULE 13G
This Amendment No. 1 to Schedule 13G is being filed by Lafitte Capital Management LP, a Texas limited partnership (“Lafitte”), as the investment manager of certain private funds and other accounts (collectively, the “Lafitte Accounts”), Lafitte Capital, LLC, a Texas limited liability company (“Lafitte Capital”), as the general partner of Lafitte, and Bryant Regan, as the sole member of Lafitte Capital (collectively with Lafitte and Lafitte Capital, the “Reporting Persons”).

Item 1(a)	Name of Issuer.
Monarch Casino & Resort, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.
3800 S. Virginia St.
Reno, Nevada 89502

Item 2(a)	Name of Person Filing.
(1) Lafitte Capital Management LP
(2) Lafitte Capital, LLC
(3) Bryant Regan

Item 2(b)	Address of Principal Business Office.
For all filers:
701 Brazos, Suite 310
Austin, Texas 78701

Item 2(c)	Citizenship.
(1) Lafitte Capital Management LP is a Texas limited partnership
(2) Lafitte Capital, LLC is a Texas limited liability company
(3) Bryant Regan is a United States citizen
Lafitte is the investment manager for the Laffite Accounts and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by the Lafitte Accounts. Lafitte Capital is the general partner of Lafitte, and its sole member is Bryant Regan.

Item 2(d)	Title of Class of Securities.
Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2(e)	CUSIP Number.
609027107

Item 3	Reporting Person.
If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)
As of the date hereof, the Reporting Persons are each the beneficial owner of 886,657 shares of Common Stock held by the Lafitte Accounts. As of December 31, 2019, the Reporting Persons were each the beneficial owner of 986,657 shares of Common Stock held by the Lafitte Accounts.  Lafitte may be deemed to beneficially own the shares of Common Stock held by the Lafitte Accounts as a result of being the investment manager of the Lafitte Accounts. Lafitte Capital may be deemed to beneficially own the shares of Common Stock held by the Lafitte Accounts as a result of being the general partner of Lafitte. Bryant Regan may be deemed to beneficially own the shares of Common Stock held by the Lafitte Accounts as a result of being the sole member of Lafitte Capital.

(b)
As of the date hereof, the Reporting Persons are each the beneficial owner 886,657 shares of Common Stock, which represents 4.9% of the shares of Common Stock outstanding. As of December 31, 2019, the Reporting Persons were each the beneficial owner of 986,657 shares of Common Stock, which represents 5.5% of the shares of Common Stock outstanding.  These percentages are determined by dividing the number of shares of Common Stock beneficially owned by each of the Reporting Persons by 18,082,135, the number of shares of Common Stock outstanding as of November 1, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

(c)
As of the date hereof, the Reporting Persons each have the shared power to direct the vote and disposition of 886,657 shares of Common Stock held by the Lafitte Accounts. As of December 31, 2019, the Reporting Persons each had the shared power to direct the vote and disposition of 986,657 shares of Common Stock held by the Lafitte Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 7, 2020

LAFITTE CAPITAL MANAGEMENT LP

By:	Lafitte Capital, LLC, its general partner

	By:	/s/ Bryant Regan
	Name:	Bryant Regan
	Title:	Manager

LAFITTE CAPITAL, LLC

By:	/s/ Bryant Regan
Name:	Bryant Regan
Title:	Manager

BRYANT REGAN

/s/ Bryant Regan
Name:	Bryant Regan